UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
251591103
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004-1404
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Alexander Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		39,674,485*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,674,485*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,674,485*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6%**

14	TYPE OF REPORTING PERSON

IN
* = Includes Common Shares beneficially owned and the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5 of Amendment No. 1.
** = Based on 254,047,625 shares outstanding, the sum of (i) 244,047,625 Common Shares reported to be outstanding by the Issuer immediately following its offering of Common Shares in its Prospectus Supplement filed pursuant to Rule 424(b)(5) on February 10, 2010 and (ii) 10,000,000 Common Shares issuable upon the exercise of the Warrants.

Page 2 of 9 Pages

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Katharina Otto-Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		15,755,505*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,755,505*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,755,505*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%**

14	TYPE OF REPORTING PERSON

IN
* = Includes Common Shares beneficially owned and the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5 of Amendment No. 1.
** = Based on 254,047,625 shares outstanding, the sum of (i) 244,047,625 Common Shares reported to be outstanding by the Issuer immediately following its offering of Common Shares in its Prospectus Supplement filed pursuant to Rule 424(b)(5) on February 10, 2010 and (ii) 10,000,000 Common Shares issuable upon the exercise of the Warrants.

Page 3 of 9 Pages

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Dr. Michael Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		2,625,916*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,625,916**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,625,916*

WITH	10	SHARED DISPOSITIVE POWER

2,625,916**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,251,832*,**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%***

14	TYPE OF REPORTING PERSON

IN
* = Includes Common Shares beneficially owned and the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5 of Amendment No. 1.
** = Includes Common Shares over which Dr. Michael Otto has power of attorney granted by Janina Vater.
*** = Based on 254,047,625 shares outstanding, the sum of (i) 244,047,625 Common Shares reported to be outstanding by the Issuer immediately following its offering of Common Shares in its Prospectus Supplement filed pursuant to Rule 424(b)(5) on February 10, 2010 and (ii) 10,000,000 Common Shares issuable upon the exercise of the Warrants.

Page 4 of 9 Pages

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Janina Vater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,625,916*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,625,916*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,625,916*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%**

14	TYPE OF REPORTING PERSON

IN
* = Includes Common Shares beneficially owned and the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5 of Amendment No. 1.
** = Based on 254,047,625 shares outstanding, the sum of (i) 244,047,625 Common Shares reported to be outstanding by the Issuer immediately following its offering of Common Shares in its Prospectus Supplement filed pursuant to Rule 424(b)(5) on February 10, 2010 and (ii) 10,000,000 Common Shares issuable upon the exercise of the Warrants.

Page 5 of 9 Pages

CUSIP No.	251591103
This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on August 20, 2009, Amendment No. 2 (“Amendment No. 2”) filed on September 14, 2009, and Amendment No. 3 filed on September 18, 2009. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Filing, as amended.
The Schedule 13D is amended to make the following changes to Items 3, 4, 5 and 7:
Item 3. Source and Amount of Funds or Other Consideration.
The aggregate purchase price of the 10,416,667 Common Shares purchased by the Reporting Persons was $85,000,003, at a price of $8.16 per Common Share. The source of funding for the purchase of the Common Shares was the general working capital and personal funds of the Reporting Persons.
Item 4. Purpose of Transaction.
The Reporting Persons purchased 10,416,667 Common Shares in the Issuer’s recent public offering of 37,295,000 Common Shares, which closed on February 12, 2010. The Reporting Persons paid an aggregate purchase price of $85,000,003 for the 10,416,667 Common Shares, at a price of $8.16 per Common Share.
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 60,681,822 Common Shares, representing 23.9% of the Issuer’s outstanding Common Shares (based upon 254,047,625 shares outstanding, the sum of (i) 244,047,625 Common Shares reported to be outstanding by the Issuer immediately following its offering of Common Shares in its Prospectus Supplement filed pursuant to Rule 424(b)(5) on February 10, 2010 and (ii) 10,000,000 Common Shares issuable upon the exercise of the Warrants).
The group made up of the Reporting Persons, Scott Wolstein and Iris Wolstein, pursuant to the Voting Agreement, may be deemed to beneficially own in the aggregate 67,256,365 Common Shares, which represents 26.4% of the Common Shares, taking into effect Common Shares issuable upon the exercise of the Warrants and outstanding options.

Page 6 of 9 Pages

CUSIP No.	251591103
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 39,674,485 Common Shares. Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 15,755,505 Common Shares. Dr. Michael Otto has sole voting power and sole dispositive power with regard to 2,625,916 Common Shares owned by him, and shared voting power and shared dispositive power with regard to 2,625,916 Common Shares owned by his daughter Janina Vater pursuant to a power of attorney. Janina Vater has shared voting power and shared dispositive power with regard to 2,625,916 Common Shares.
(c) The Reporting Persons have not effected any transactions in the Common Shares in the past 60 days, other than the transaction disclosed in Item 4.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

Page 7 of 9 Pages

CUSIP No.	251591103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Alexander Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Katharina Otto-Bernstein

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Dr. Michael Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Janina Vater

Page 8 of 9 Pages

CUSIP No.	251591103
EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

Page 9 of 9 Pages